
02040940


SEC MAIL PROCESSING SECTION
RECEIVED
JUL 01 2002
WASH, D.C.
152

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2001

Commission File Number 1-6187

ALBERTSON'S SAVINGS AND RETIREMENT ESTATES
(Full title of the Plan)

ALBERTSON'S, INC.
(Name of Issuer of the Securities
Held Pursuant to the Plan)

250 Parkcenter Boulevard, P.O. Box 20
Boise, Idaho 83726
(Address of Issuer's Principal Executive Office)

Items 1 through 3 Financial Statements and Schedules.

ALBERTSON'S SAVINGS AND RETIREMENT ESTATES

Financial Statements as of and for the
Years Ended December 31, 2001 and 2000,
Supplemental Schedule as of December 31, 2001,
and Independent Auditors' Report

ALBERTSON'S SAVINGS AND RETIREMENT ESTATES

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 1800
101 South Capitol Boulevard
Boise, Idaho 83702

Tel: (208) 342-9361
Fax: (208) 342-2199
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Benefit Plans Committee
Albertson's Savings and Retirement Estates

We have audited the accompanying statements of net assets available for benefits of Albertson's Savings and Retirement Estates (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

Deloitte & Touche LLP

June 14, 2002

Deloitte
Touche
Tohmatsu

ALBERTSON'S SAVINGS AND RETIREMENT ESTATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (dollars in thousands)
DECEMBER 31, 2001 AND 2000

	2001	2000
INVESTMENTS (Notes 3 and 4)	$4,421,444	$4,722,171
RECEIVABLES FROM EMPLOYER	108,253	97,121
NET ASSETS AVAILABLE FOR BENEFITS	$4,529,697	$4,819,292

See notes to financial statements.

ALBERTSON'S SAVINGS AND RETIREMENT ESTATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Investment income (loss):		
Allocated Master Trust investment loss (Note 3)	$ (224,909)	$ (329,966)
Interest on loans to participants	7,773	7,881
Net investment income (loss)	(217,136)	(322,085)
Contributions:		
Participants contributions	138,199	134,138
Employer contributions	109,600	97,104
Forfeitures	5,844	2,830
	253,643	234,072
Transfers from other plans (Note 7)	369	1,703
Total additions	36,876	(86,310)
BENEFITS PAID TO PARTICIPANTS	326,471	358,396
NET DECREASE	(289,595)	(444,706)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	4,819,292	5,263,998
End of year	$4,529,697	$4,819,292

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following brief description of Albertson's Savings and Retirement Estates, formerly the American Stores Retirement Estates, (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General – The Plan was authorized by the Board of Directors of American Stores Company and was effective January 1, 1985, for the benefit of certain associates of American Stores Company and its subsidiaries. Effective June 23, 1999, American Stores Company merged with Albertson's, Inc. (the "Company"). The Plan was amended and restated on September 26, 1999, as a result of the Company's adoption and assumption of the Plan. The name of the Plan was changed and eligibility expanded to include certain employees of the Company and its subsidiaries. Also, certain Plan design modifications were made including expanding the investment options, increasing the before-tax deferral maximum rate allowed, changing the default fund for participants who do not select investment options, changing the eligibility requirements, and modifying the hardship withdrawal process. The Plan is a defined contribution profit sharing plan maintained primarily for the purpose of providing retirement income for participants and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility – An associate of the Company shall become an eligible participant in the Plan as of the date the associate completes one year of service during which he or she works 1,000 hours. Associates represented by labor organizations are not eligible to participate in the Plan unless the Company and the labor organization specifically agree to participation.

Contributions – Plan participants may make personal deposits to the Plan on either or both a tax deferred and an after-tax basis. Company contributions to the Plan are set each year at the discretion of the Company's Board of Directors for the prior Plan year and are irrevocable. The Company contributions and forfeitures are first used to restore the previously forfeited accounts of rehired participants pursuant to Plan provisions. The remainder of such contributions and forfeitures are then allocated to Plan participants in two parts. The Company match portion is allocated among participants who made personal deposits to the Plan, pro rata, based upon the amounts of their deposits of up to 6% of compensation. The Company contribution on pay is allocated among participants as follows: (i) each participant who has received compensation in excess of the Social Security wage base for the year is allocated an amount equal to such excess times the maximum amount allowable under Code Section 401(1); and (ii) any amount remaining is allocated among all participants in proportion to the total compensation of each for the year. Allocations to collective bargaining unit employees are in some cases offset by obligations of the Company to contribute to a collective bargaining unit plan. A participant's compensation in excess of $150 (adjusted periodically) is excluded in determining the amount of Company contribution and forfeitures allocated to the participant.

Investment Manager and Custodian – All of the Plan's assets are held by Fidelity Management Trust Company, the Trustee of the Plan, which executes all transactions therein under the direction of the Benefit Plans Committee. The Plan has also entered into a recordkeeping contract with Fidelity Institutional Retirement Services Company.

Participant Accounts – Participants may apportion their deposits between more than one investment fund option and can change their current deposit investment mix as often as desired. Existing participant account balances can generally be exchanged between investment fund options once per day, except for the Albertson's, Inc. Common Stock. For the Albertson's, Inc. Common Stock, trades will require three days to settle. Each participant's share of the Company contribution and forfeitures is automatically invested according to their current deposit investment mix, except a participant may make a separate investment election for the Company contribution on pay. Participants not making personal deposits may specify investment elections for the Company contribution. If a specification is not made, the Company contribution will be invested in the Plan default funds. Prior to March 15, 2002, the Plan default funds were the Janus Balanced Fund, the Founders Balanced Fund, and the Invesco Total Return Fund.

Effective March 15, 2002, the Plan began using the Fidelity Freedom Fund Default service for participants who have not selected an investment mix. Contributions for these participants are automatically invested in an appropriate Freedom Fund based on the participant's age. The Freedom Fund Default service offers a way for the Plan to invest undirected contributions into a diversified option targeted to each participant's investment time frame. These "life-stage" funds are designed to be single-choice options that seek to provide a diversified portfolio. Each is a "fund of funds," which invests in multiple Fidelity mutual funds to achieve the diversification objective appropriate for the anticipated retirement date. The 2001 Company contribution to the Plan was posted to participant accounts in late March 2002. For those who had not made investment elections before that posting, their portion of the 2001 Company contribution was invested in the appropriate Fidelity Freedom Fund.

Vesting – Company contributions, made on behalf of participants that are not based upon deposits made by such participants, vest on a graduated schedule. For all participants who perform at least one hour of service in any year beginning on or after January 1, 1989, the schedule commences with 30% at three years of service and increases annually to full vesting at seven years of service. Personal deposits of participants and Company contribution allocations based upon personal deposits of participants vest immediately.

Loans to Participants – Under certain circumstances, participants may borrow against their vested account balances. Loans are limited to 50% of the participant's vested account balance, with a maximum outstanding loan balance of $50. All loans must be repaid within five years, except for loans for the initial purchase of a primary residence which have a maximum repayment period of 10 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the current market rates. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits – Upon separation from service, participants can elect to withdraw vested balances either in a lump sum or in installments, or the balances can be left in the Plan. Individuals who transferred amounts to the Plan, which are attributable to the former American Stores Company Retirement Plan, may receive their entire Plan account balance as a deferred annuity. Active employees may withdraw after-tax personal deposits at any time, but may only withdraw tax deferred personal deposits upon the occurrence of an extreme financial hardship. Employees who reach age 59-1/2 may withdraw any portion of their account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition – Investments in the Master Trust Fund (see Note 3) are stated at fair value. The majority of investment values are ascertained from national security exchanges. All government, equity securities, and corporate debentures are valued at the last reported sales price on the last business day of the Plan year on a national security exchange plus any accrued interest within the Master Trust Fund. If there are no such sales or listings on a national security exchange, alternative sources are used. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Loans to Participants – Loans to participants are stated at cost, which approximates fair value.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Payments of Benefits – Benefit payments to participants are recorded upon distribution.

Administrative Expenses – Usual and customary investment manager fees, trustee fees, and most outside administrative costs are paid from the Master Trust.

Reclassifications – Certain reclassifications have been made in the prior year's financial statements to conform to classifications used in the current year.

3. MASTER TRUST INVESTMENTS

The assets held in the Master Trust are commingled with assets of other benefit plans sponsored by the Company. The Company's benefit plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan's investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to the plans based upon the investment percentage on the day the income is earned. At December 31, 2001 and 2000, the Plan's allocation consisted of substantially all of the net assets of the Master Trust.

The following table presents the fair values of investments for the Master Trust as of December 31:

	2001	2000
Investments at Fair Value:		
Common and Preferred Stock	$1,722,641	$1,810,785
Mutual Funds	1,735,886	1,750,591
Corporate Bonds and Debentures	263,474	454,180
U.S. Government Securities	358,899	255,976
Commercial Paper and Short-term Investments	138,453	98,537
Foreign Obligations	103,737	213,224
Real Estate	1,171	1,217
Other (municipal bonds, futures, options)	570	2,990
	$4,324,831	$4,587,500

Investment income (loss) for the Master Trust for the year ended December 31 is as follows:

	2001	2000
Investment income (loss):		
Net (depreciation) appreciation in fair value of investments:		
Common and Preferred Stock	$ (71,567)	$ (137,051)
Mutual Funds	(252,891)	(312,982)
Corporate Bonds and Debentures	3,724	8,105
U.S. Government Securities	9,021	15,150
Commercial Paper and Short-term Investments	(334)	822
Foreign Obligations	(10,069)	(2,478)
Real Estate	113	(832)
Other (municipal bonds, futures, options)	4,534	1,622
	(317,469)	(427,644)
Dividends	30,423	31,861
Interest	81,251	80,924
	(205,795)	(314,859)
Administrative expense fees	(18,952)	(18,597)
Net appreciation (depreciation)	$ (224,747)	$ (333,456)

Certain Plan investment managers invest in derivative foreign exchange forward contracts for purposes of hedging or moderating the currency risks associated with holding investments denominated in foreign currencies. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed-upon price, on an agreed-upon settlement date. Contracts are generally taken for periods ranging from 30 to 90 days, then renewed, generally, if the Plan continues to hold the underlying foreign investment. Each investment manager's usage of such derivative financial instruments is limited by the Plan's contractual investment guidelines, which prohibit the speculative or leveraged use of derivatives.

Foreign exchange forward contracts are stated at fair value and are included in investments in the Statements of Net Assets Available for Benefits, which represents the amounts that the Plan would be required to pay at December 31 to cancel the contracts or transfer them to other parties.

The notional or contract amounts of foreign exchange forward contracts are not recorded as assets or liabilities on the Statements of Net Assets Available for Benefits and do not represent the potential gain or loss associated with such transactions.

At December 31, 2001 and 2000, the Master Trust had the following open foreign exchange forward contracts:

Forward Contracts to Sell Foreign Currencies and Buy U.S. Dollars

	2001		2000	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Fixed Income Fund	$ (923)	$ 35	$ (6,243)	$ (253)
Regular Fund	(8,135)	292	(24,047)	(728)
All Equity Fund	(814)	29	(834)	1
ACME			(11)	
	$ (9,872)	$ 356	$ (31,135)	$ (980)

Forward Contracts to Buy Foreign Currencies and Sell U.S. Dollars

	2001		2000	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Fixed Income Fund	$ 923	$ (36)	$ 5,020	$ 146
Regular Fund	9,832	48	24,083	989
All Equity Fund	1,027	14	1,344	80
ACME			17	1
	$ 11,782	$ 26	$ 30,464	$ 1,216

Credit risk represents the Master Trust's potential loss on foreign exchange forward contracts if all counterparties to such contracts fail to perform according to the terms of the contract. Credit risk is calculated using year-end currency exchange rates. Historically, there have not been any losses associated with counterparty non-performance on foreign exchange forward contracts. Exposure to loss on these contracts will increase or decrease over the lives of the contracts as currency exchange rates fluctuate.

At December 31, credit risk related to these contracts was as follows:

	2001	2000
Fixed Income Fund	$ 0	$ 0
Regular Fund	340	10
All Equity Fund	43	1
ACME	0	0
	$ 383	$ 11

4. INVESTMENTS

The fair market value of investments that exceed 5% of net assets available for benefits as of December 31 are as follows:

	2001	2000
Investment in Master Trust	$ 4,270,692	$ 4,573,715

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 9, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. On February 28, 2002, the Plan and related trust applied for an updated determination letter, and the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. TRANSFERS

Assets in the amount of $369 and $1,703 during 2001 and 2000, respectively, were transferred to the Plan primarily from the Albertson's Employees' Tax Deferred Savings Plan ("401k Plan"), for which Principal Mutual Life Insurance Company ("Principal") is the recordkeeper and trustee. The transfers occurred due to certain 401k Plan participants (non-collectively bargained members) becoming members of the Plan subsequent to the merger agreement with American Stores Company in June 1999. Assets of collectively bargained participants remained with Principal. The transfers provided for the following 401k Plan investments to remain intact, with the funds being added to Plan investment options: Bond and Mortgage Fund, Bond Emphasis Balanced Fund, International Stock Fund, Real Estate Fund, and the Large Company Blend Fund. Albertson's company stock was transferred in-kind, and the Stock Index 500 Fund was liquidated and the proceeds wired to Fidelity. The Guaranteed Interest Fund assets were transferred to Fidelity and became the initial investment for a new Stable Value Fund, managed by Principal Capital Management, Inc.

* * * * * *

SUPPLEMENTAL SCHEDULE

ALBERTSON'S SAVINGS AND RETIREMENT ESTATES

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR) (DOLLARS IN THOUSANDS) DECEMBER 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
* Fidelity Management Trust Company	Investment in the Master Trust		$ 4,270,692
* Fidelity Management Trust Company	Loans to Participants (maturing 2002 to 2011 at interest rates of 2.75% to 10%)		150,752
			$ 4,421,444

*Denotes permitted party-in-interest.

**Cost of asset information not required for participant-directed investments and, therefore, is not included.

Deloitte & Touche LLP
Suite 1800
101 South Capitol Boulevard
Boise, Idaho 83702

Tel: (208) 342-9361
Fax: (208) 342-2199
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements Nos. 333-82161 and 333-87773 of Albertson's, Inc. and subsidiaries on Form S-8 of our report dated June 14, 2002, appearing in the Annual Report on Form 11-K of Albertson's Savings and Retirement Estates for the year ended December 31, 2001.

Deloitte & Touche LLP

Boise, Idaho
June 28, 2002

Deloitte
Touche
Tohmatsu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ALBERTSON'S SAVINGS AND
RETIREMENT ESTATES
(Name of Plan)

Date: June 28, 2002



By: Richard J. Navarro, Trustee